-----------------------------
                                                           OMB APPROVAL
                                                  -----------------------------
                                                  OMB Number
                                                  Expires:
                                                  Estimated average burden
                                                  hours per response ....... 0.5
                                                  ------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                              (Amendment No. 2)(1)


                          GIGA INFORMATION GROUP, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   37517M109
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                 Kenneth Bochat
                             Director of Compliance
                           W.R. Hambrecht + Co., LLC
                          539 Bryant Street, Suite 100
                            San Francisco, CA 94107
                                 (415) 551-8600
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                    12/10/01
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].


Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)
                              (Page 1 of 13 Pages)

----------

(1)The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


(SC13D-07/98)

CUSIP No. 37517M109                    13D                   Page 2 of 13  Pages


--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     W.R. Hambrecht + Co., LLC
     94-3289837
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [X]
                                                                 (b)  [_]

--------------------------------------------------------------------------------
3    SEC USE ONLY



--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*


     WC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION


     Delaware
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

  NUMBER OF         None

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    303,500
  OWNED BY
               -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         None

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    303,500

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     303,500

--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                     [_]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     2.8%

--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     BD

--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 37517M109                    13D                    Page 3 of 13 Pages


--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     W.R. Hambrecht + Co., Inc.
     94-3330806
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [X]
                                                                 (b)  [_]

--------------------------------------------------------------------------------
3    SEC USE ONLY



--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*


     WC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION


     Delaware
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

  NUMBER OF         None

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    1,603,500
  OWNED BY
               -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         None

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    1,603,500

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,603,500  (1)

--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                     [_]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     15.0%

--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     HC

--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) W.R. Hambrecht + Co., Inc. ("WRH") is the sole member of, and holds 100% of the equity interests in, W.R. Hambrecht + Co., LLC (the "LLC").

CUSIP No. 37517M109                    13D                    Page 4 of 13 Pages


--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     William R. Hambrecht
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [X]
                                                                 (b)  [_]

--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     N/A
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION


     United States of America
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

  NUMBER OF         None

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    1,603,500
  OWNED BY
               -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         None

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    1,603,500

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,603,500  (1)

--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                     [_]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     15.0%

--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN

--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) As of September 30, 2001, Mr. Hambrecht had a 15.3% ownership interest in WRH, the corporation that owns 100% of the LLC. WRH directly owns 1,300,000 shares of the common stock (the "Common Stock"), $.001 par value per share, of Giga Information Group, Inc. (the "Issuer"). The LLC directly owns 303,500 shares of Common Stock. Mr. Hambrecht does not directly own any shares of Common Stock. As a 15.3% owner of WRH and as sole Manager of the LLC, Mr. Hambrecht may be deemed to beneficially own the 1,300,000 shares of Common Stock directly owned by WRH and the 303,500 shares of Common Stock directly owned by the LLC. Mr. Hambrecht disclaims beneficial ownership of all of the shares of Common Stock owned by WRH and the LLC, other than with respect to the 245,335 shares of Common Stock representing his proportionate ownership interest in WRH and the LLC.

CUSIP No. 37517M109                    13D                    Page 5 of 13 Pages


                           Statement on Schedule 13D

     This Amendment No. 2 amends and supplements Amendment No. 1 to the Schedule 13D filed by W.R. Hambrecht + Co., LLC (the "LLC") and William R. Hambrecht on April 12, 2000 with respect to the beneficial ownership by the LLC and Mr. Hambrecht of shares of common stock, $.001 par value per share ("Common Stock"), of Giga Information Group, Inc., a Delaware corporation ("Issuer"). This Amendment No. 2 is being filed to reflect the transfer of 1,300,000 shares of Common Stock from the LLC to W.R. Hambrecht + Co., Inc. ("WRH"), the parent of the LLC, and to reflect the pledge of the shares of Common Stock transferred to WRH in connection with a financing.

     To the extent that any information is provided herein with respect to the Issuer, such information is provided to the knowledge of the LLC, WRH and Mr. Hambrecht.

--------------------------------------------------------------------------------
Item 1. Security and Issuer.

     This Amendment No. 2 relates to shares of the Common Stock of the Issuer. The address of the Issuer's principal executive offices is 139 Main Street, Cambridge MA 02142

--------------------------------------------------------------------------------
Item 2.  Identity and Background.

     This Amendment No. 2 is being filed jointly by the LLC, WRH and William R. Hambrecht.

     (a)  (i)   W.R. Hambrecht + Co., LLC
          (ii)  W.R. Hambrecht + Co., Inc.
          (iii) William R. Hambrecht
          (iv)  The names of each of the executive  officers of WRH are listed on  Schedule  I.
          (v)   The names of each of the  directors  of WRH are
                listed on Schedule I.

     (b)  (i)   The LLC's principal business address is 539 Bryant Street,
                Suite 100,  San  Francisco,  CA 94107.
          (ii)  WRH's  principal  address  is 539 Bryant  Street, Suite 100, San
                Francisco, CA  94107.
          (iii) Mr.  Hambrecht's  principal address is 539 Bryant
                Street, Suite 100, San Francisco, CA  94107.
          (iv)  The  business  address of each  of the executive officers of WRH is 539 Bryant Street,  Suite 100, San Francisco, CA 94107.
          (v)   The business address of each of the  directors of WRH  is listed on Schedule I.

     (c)  (i)   The LLC is a broker-dealer and investment bank.
          (ii)  WRH is the sole  member  of the  LLC.

CUSIP No. 37517M109                    13D                    Page 6 of 13 Pages


          (iii) Mr. Hambrecht is the President of WRH and the sole Manager of the LLC.
          (iv) The titles of each of the executive officers of WRH are listed on Schedule I.
          (v)   The principal occupations of each of  the directors of  WRH, and
                the   names,    principal  businesses  and  addresses  of  the
                corporations or other organizations employing the directors, are listed on Schedule I.

          (d) During the past five years, neither the LLC, WRH nor Mr. Hambrecht nor, to the best knowledge of any such parties, any of the persons listed on Schedule I, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) Except as set forth below, during the past five years, neither the LLC, WRH nor Mr. Hambrecht nor, to the best knowledge of any such parties, any of the persons listed on Schedule I has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violations with respect to such laws.

                The NASD Regulation, Inc. has censured and fined the LLC and Mr. Hambrecht jointly and severally for a violation of NASD Rule 2110 by failing to comply with a commitment the LLC and Mr. Hambrecht made to the NASD in connection with the LLC's appli-cation for membership, that the LLC would "refrain from acting in any securities activities until it. . .received approval from NASD Regulations, Inc." The amount of the fine was $15,000.

          (f)   (i)   The  LLC  is  organized  under  the  laws  of the State of
                      Delaware.
                (ii)  WRH is organized under the laws of the State of Delaware.
                (iii) Mr.  Hambrecht  is  a  citizen  of  the  United  States of
                      America.
                (iv)  The citizenship  of each of the executive  officers of WRH is the United States of America.
                (v)   The  citizenship  of  each  of the directors of WRH is the
                      United States of America.

--------------------------------------------------------------------------------
Item 3.  Source and Amount of Funds or Other Consideration.

The source of the funds for the purchase of the Common Stock was working capital of the LLC. The LLC paid $6,734,914 for the Common Stock, none of which was borrowed.

--------------------------------------------------------------------------------
Item 4.  Purpose of Transaction.

The acquisitions of Common Stock by the LLC were made as long-term investments of the LLC or in connection with its role as a market maker of the Issuer. Except as noted below, neither the LLC, WRH nor Mr. Hambrecht nor, to the best knowledge of any such parties, any of the persons listed on Schedule I, has any

CUSIP No. 37517M109                    13D                    Page 7 of 13 Pages


present plans or proposals that relate to or would result in or cause:

     (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;


     (b)  an   extraordinary   corporate   transaction,   such   as  a   merger,
          reorganization or liquidation, involving the Issuer or any of its subsidiaries;

     (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

     (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     (e) any material change in the present capitalization or dividend policy of the Issuer;

     (f) any other material change in the Issuer's business or corporate structure;

     (g) any material change in the present capitalization or dividend policy of the Issuer;

     (h) a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association;

     (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

     (j)  any action similar to any of those enumerated above.

The filing persons reserve the right to adopt such plans and proposals with respect to securities of the Issuer subject to applicable regulatory requirements, if any; and to transfer securities of the Issuer directly and/or sell securities of the Issuer in the open market.

--------------------------------------------------------------------------------
Item 5.  Interest in Securities of the Issuer.

     (a) According to the Issuer, there were 10,661,155 shares of Common Stock outstanding as of November 12, 2001. WRH directly owns 1,300,000 shares of Common Stock, representing 12.2% of the outstanding Common Stock. The LLC directly owns 303,500 shares of Common Stock, representing 2.8% of the

CUSIP No. 37517M109                    13D                    Page 8 of 13 Pages


outstanding Common Stock. WRH, as the sole member of the LLC, may be deemed to beneficially own the 303,500 shares of Common Stock directly owned by the LLC. Mr. Hambrecht does not directly own any shares of Common Stock, and to the best knowledge of the LLC, WRH and Mr. Hambrecht, none of the persons listed on
Schedule I is a beneficial owner of any shares of Common Stock, except to the extent that any such executive officer or director of WRH may be deemed to be a beneficial owner of the shares of Common Stock owned by WRH and the LLC. As a 15.3% owner of WRH and as sole Manager of the LLC, Mr. Hambrecht may be deemed to beneficially own the 1,300,000 shares of Common Stock directly owned by WRH and the 303,500 shares of Common Stock directly owned by the LLC. Mr. Hambrecht disclaims beneficial ownership of all of the shares of Common Stock beneficially owned by WRH and the LLC, other than with respect to the 245,335 shares of Common Stock representing his proportionate ownership interest in WRH and the LLC.

     (b) The LLC, WRH and Mr. Hambrecht each have shared voting power and dispositive power over the 303,500 shares of Common Stock directly held by the LLC.

     WRH and Mr. Hambrecht each have shared voting and dispositive power over the 1,300,000 shares of Common Stock directly held by WRH.

     (c) Except as set forth below, neither the LLC, WRH nor Mr. Hambrecht nor, to the best knowledge of any such parties, any of the persons listed on Schedule I, has effected any transaction involving the Issuer's Common Stock during the 60 days prior to the date of this Amendment No. 2.

     During the 60 days prior to the date of this Amendment No. 2, the LLC made the following open market purchases or sales of Common Stock, all in its capacity as market maker for the Common Stock. All dates shown are trade dates:

      1. Purchase of 3,000 shares on October 31, 2001 at $2.03 per share.

      2. Sale of 500 shares on November 2, 2001 at $2.12 per share.

      3. Sale of 500 shares on November 2, 2001 at $2.22 per share.

      4. Sale of 500 shares on November 2, 2001 at $2.32 per share.

      5. Sale of 1,200 shares on December 3, 2001 at $2.10 per share.

     (d) Except as set forth in this Amendment No. 2, no other person is known to have the right to receive or the power to

CUSIP No. 37517M109                    13D                    Page 9 of 13 Pages


direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Issuer that are owned beneficially by the reporting persons.

     (e) Item 5(e) is not applicable to this Amendment No. 2.


--------------------------------------------------------------------------------
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.


     On December 10, 2001, in connection with the financing described below, the LLC dividended to WRH 1,300,000 shares of Common Stock.

     Pursuant to the Stock Pledge Agreement, dated December 10, 2001, by and between Fiserve Securities, Inc. ("Fiserve") and WRH, WRH pledged 1,300,000 shares of Common Stock to Fiserve as security for the performance of WRH's obligations under the Secured Promissory Note (the "Note"), dated December 10, 2001, in favor of Fiserve. Pursuant to the Note, WRH borrowed $1,500,000, all of which was contributed to the LLC. The LLC has no obligations under the Note, which matures January 31, 2002. Pursuant to the Stock Pledge Agreement, WRH is not permitted to sell any of the pledged shares of Common Stock (except in the event the proceeds are used to pay down the Note).

     Pursuant to the Personal Guaranty dated as of December 10, 2001, by and between Fiserve and Mr. Hambrecht, Mr. Hambrecht agreed to personally guarantee the full payment when due of all sums due under the Note from WRH.

--------------------------------------------------------------------------------
Item 7. Material to be Filed as Exhibits.

       Schedule I - Officers and directors of WRH

       Exhibit A  -  Joint Filing Agreement


--------------------------------------------------------------------------------

CUSIP No. 37517M109                    13D                   Page 10 of 13 Pages


                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                December 18, 2001
                                        ----------------------------------------
                                                         (Date)


                                        /s/ William R. Hambrecht
                                       ----------------------------------------
                                        William R. Hambrecht


                                        W.R. Hambrecht + Co., LLC

                                        By: William R. Hambrecht
                                        Its: Manager


                                        /s/ William R. Hambrecht
                                       ----------------------------------------
                                        William R. Hambrecht


                                        W.R. Hambrecht + Co., Inc.

                                        By: William R. Hambrecht
                                        Its: President


                                        /s/ William R. Hambrecht
                                        ----------------------------------------
                                        William R. Hambrecht

CUSIP No. 37517M109                    13D                   Page 11 of 13 Pages



                                   SCHEDULE I


         Executive Officers and Directors of W.R. Hambrecht & Co., Inc.

Officers:

William R. Hambrecht                Chairman of the Board and President
Jeffrey S. Andrews                  CFO, Treasurer and Secretary
Anna-Marie E. Schweizer             Assistant Secretary
Bruce A. Mann                       Vice President, Corporate
Gregory A. Hartmann                 Vice President, Legal and Assistant
                                     Secretary
J.D. Delafield                      Vice President
Alan Katz                           Vice President
Barclay (Clay) Corbus               Vice President
Michael Szeto                       Vice President


Directors:*

Harold Bradley
SVP of Strategic Investments
American Century (investment management)
4500 Main Street, 9th Floor
Kansas City, MO 64111

John Remondi
Managing Director
Fidelity Investments (investment management)
82 Devonshire
Boston, MA 02109-3614

Doug Atkin
President and Chief Executive Officer
Instinet (software and brokerage services)
3 Times Square, 9th Floor
New York, NY 10036

David Good
Head of Business Development
Instinet (software and brokerage services)
3 Times Square, 9th Floor
New York, NY  10036


_____________________________

* The business address of each of the directors is also the business address of such director's employer.

CUSIP No. 37517M109                    13D                   Page 12 of 13 Pages


Nicholas Donatiello
President and Chief Executive Officer
ePartners (investment management)
c/o Odyssey
550 - 15th Street, 2nd Floor
San Francisco, CA 94103

Peter Jenkins
Head of Global Equity Trading;
Managing Director
Scudder Kemper (investment management)
345 Park Avenue, 25th Floor
New York, NY 10154-0010

William E. Mayer
Partner
Park Avenue Equity Partners, LP (investment management)
399 Park Avenue, Suite 3204
New York, NY 10022

Blake Modersitzki
Novell (software)
1800 South Novell Place
Provo, UT  84606

Clayton M. Christensen
Professor
Morgan Hall T43
Harvard Business School
Boston, MA  02163

William R. Hambrecht
Chairman and Chief Executive Officer
W.R. Hambrecht + Co., Inc.
539 Bryant Street
San Francisco, CA  94107

JD Delafield
Vice President
W.R. Hambrecht + Co., Inc.
539 Bryant Street
San Francisco, CA  94107

CUSIP No. 37517M109                    13D                   Page 13 of 13 Pages


                                   EXHIBIT A

                             JOINT FILING AGREEMENT

     W.R. Hambrecht + Co., LLC, W.R. Hambrecht + Co., Inc. and William R. Hambrecht ("Filing Persons") hereby agree to file jointly a Schedule 13D and any amendments thereto relating to the common stock, $0.001 par value per share, of Giga Information Group, Inc., a Delaware corporation, as permitted by Rule 13d-1 promulgated under the Securities Exchange Act of 1934, as amended. Each of the Filing Persons agrees that the information set forth in such Schedule 13D and any amendments thereto with respect to such Filing Person will be true, complete and correct as of the date of such Schedule 13D or such amendment, to the best of such Filing Person's knowledge and belief, after reasonable inquiry. Each of the Filing Persons makes no representations as to the accuracy or adequacy of the information set forth in the Schedule 13D or any amendments thereto with respect to any other Filing Person. Each of the Filing Persons shall promptly notify the other Filing Person if any of the information set forth in the
Schedule 13D or any amendments thereto shall become inaccurate in any material respect or if said person learns of information that would require an amendment to the Schedule 13D.

     IN WITNESS WHEREOF, the undersigned have set their hands this 18th day of December, 2001.



                                        /s/ William R. Hambrecht
                                       ----------------------------------------
                                        William R. Hambrecht


                                        W.R. Hambrecht + Co., LLC

                                        By: William R. Hambrecht
                                        Its: Manager


                                        /s/ William R. Hambrecht
                                       ----------------------------------------
                                        William R. Hambrecht


                                        W.R. Hambrecht + Co., Inc.

                                        By: William R. Hambrecht
                                        Its: President


                                        /s/ William R. Hambrecht
                                        ----------------------------------------
                                        William R. Hambrecht





Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).